Exhibit 4.9

IMMUCELL CORPORATION

NON-QUALIFIED STOCK OPTION AGREEMENT

On September 16, 2025 (the "Grant Date"), ImmuCell Corporation, a Delaware corporation (hereinafter the "Company"), hereby grants to Olivier te Boekhorst (the "Optionee"), a Non-Qualified Stock Option (this "Option") to purchase seventy-five thousand nine hundred eighty-three (75,983) shares of common stock of the Company at the price of $5.90 per share, such price being the closing price of the common stock of the Company on the date hereof. This Option is granted to the Optionee as an inducement to employment with the Company and outside of any Stock Option and Incentive Plan then in effect for the Company. The grant is made concurrently with the signing by the Optionee of an Offer Letter setting out prospective terms of employment of the Optionee as a future President and Chief Executive Officer of the Company, subject to his commencement of employment and continuation of employment through the first anniversary of the Grant Date.

1. EXERCISE.

This Option is not immediately exercisable but rather shall become exercisable as follows:

(i)

This Option shall vest in three consecutive annual installments as follows: 25,327 shares becoming exercisable on each of September 16, 2026 and September 16, 2027, and 25,329 shares becoming exercisable on September 16, 2028.

(ii)

In the event a "Change in Control" of the Company occurs (as defined in the Optionee's definitive employment agreement to be entered into with the Company (the "Employment Agreement")), then the Optionee's right to purchase Shares subject to this Option shall vest immediately.

(iii)

If so provided in the Employment Agreement, if the Company terminates the Optionee's employment without Cause (other than for death or disability) or if the Optionee terminates his employment for Good Reason, then the portion of this Option that would have vested in the 12 months following the termination date shall immediately accelerate and become fully vested and exercisable as of the termination date.

The purchase price for the shares purchased upon exercise of this Option shall be paid in cash or certified check or, at the discretion of the Compensation and Stock Option Committee of the Board of Directors of the Company, (i) by the delivery of that number of shares of the Company's common stock owned by Optionee having a Fair Market Value at the time of exercise equal to the total option price, (ii) by the surrender and cancellation of purchase rights under vested Company stock options of the Optionee for that number of shares of the Company's common stock having a Fair Market Value at the time of exercise equal to the total option price, or (iii) by any combination of the methods described above. As soon as practicable following an exercise of this Option by delivery to the Company of the exercise price, the Company shall provide the Optionee with a certificate for the shares being purchased. Such certificate shall have endorsed thereon any legends the Company deems advisable under federal or state securities laws.

2.    NON-TRANSFERABILITY.

This Option is not transferable by the Optionee except to his personal representative in the event of his disability or to his estate or beneficiaries in the event of his death.

3.    TERMINATION OF OPTION.

This Option shall terminate 10 years after the Grant Date, on September 16, 2035, and may not be exercised after that date. If the Optionee's employment by the Company is terminated by the Company without Cause or by the Optionee for Good Reason, the then-vested portion of this Option will remain exercisable for a period of twenty-four (24) months following termination; and if the Optionee's employment by the Company shall terminate by death or disability, the then-vested portion of this Option will remain exercisable for a period of 12 months following the date his employment terminates.

4.    ACKNOWLEDGEMENT OF OPTIONEE.

The Optionee hereby accepts the grant of the foregoing Option and agrees to be bound by its terms and provisions.

5.    DATE OF OPTION.

This Option is granted as of September 16, 2025.

IMMUCELL CORPORATION

By:	/s/ Timothy C. Fiori
Name: Timothy C. Fiori
Its: Chief Financial Officer

THE OPTIONEE:

/s/ Olivier te Boekhorst

Name: Olivier te Boekhorst